[redacted]

10026787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 39613 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JMP Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Montgomery St, Suite 1100
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Jackson 415-835-3979
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Three Embarcadero Center (Address) San Francisco (City) CA (State) 94111 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2010
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Raymond Jackson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JMP Securities LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director, Chief Financial Officer

Title

SEE ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 25th (Date) day of February (Month), 2010 (Year), by

(1) Raymond Jackson (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

~~(2) _______ (Name of Signer),~~

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.)~~

NANCY K. MILLAR PATTON
Commission # 1644047
Notary Public - California
San Francisco County
MyComm. Expires Mar 6, 2010

Place Notary Seal Above

Signature Nancy K.M. Patton
Signature of Notary Public

## OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Further Description of Any Attached Document**

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

| RIGHT THUMBPRINT OF SIGNER #1 | RIGHT THUMBPRINT OF SIGNER #2 |
| --- | --- |
| Top of thumb here | Top of thumb here |

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

**Report of Independent Registered Public Accounting Firm**

To the members of JMP Securities LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of JMP Securities LLC (the "Company") at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2010

## JMP Securities LLC
### Statement of Financial Condition
### December 31, 2009

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 54,535,522 |
| Restricted cash and deposits | 1,302,797 |
| Marketable securities owned, at fair value | 1,581,587 |
| Other investments, at fair value | 2,475,908 |
| Investment banking fees receivable, net (allowance for doubtful accounts of $0 ) | 2,705,812 |
| Receivable from clearing broker | 1,609,421 |
| Due from affiliates | 4,186,896 |
| Other assets | 1,226,882 |
| Total assets | $ 69,624,825 |
| **Liabilities and Member's Equity** | |
| Liabilities | |
| Marketable securities sold, but not yet purchased, at fair value | $ 1,047,461 |
| Accrued compensation | 27,043,457 |
| Accounts payable and accrued expenses | 5,609,035 |
| Due to affiliates | 6,273,988 |
| Total liabilities | 39,973,941 |
| Liabilities subordinated to claims of general creditors | 12,500,000 |
| Commitments and contingencies (Note 8) | |
| Member's equity | 17,150,884 |
| Total liabilities and member's equity | $ 69,624,825 |

The accompanying notes are an integral part of this financial statement.

## 1. Organization and Description of Business

JMP Securities LLC (the "Company"), a wholly-owned subsidiary of JMP Group Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as an introducing broker and does not hold funds or securities for customers, does not owe any money or securities to customers, and does not carry customer accounts. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

## 2. Summary of Significant Accounting Policies

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect both the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

### Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are recorded at fair value or amounts that approximate fair value. Marketable securities owned, other investments, and Marketable securities sold, but not yet purchased, are stated at fair value, with related changes in unrealized appreciation or depreciation reflected in the line item Principal transactions in the accompanying Statement of Net Loss.

The Company adopted amended accounting principles related to fair value measurements as of January 1, 2008. This standard establishes a consistent framework for measuring fair value in accordance with generally accepted accounting principles ("GAAP") and expands disclosures with respect to fair value measurements. The amendment applies to all financial instruments that are being measured and reported on a fair value basis. This includes those items currently reported in marketable securities owned, at fair value, other investments and marketable securities sold, not yet purchased, at fair value on the consolidated statements of financial condition. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 of the Notes to the financial statements for the disclosures related to the fair value of the Company's marketable securities and other investments.

Fair value of the Company's financial instruments is generally obtained from quoted market prices, broker or dealer price quotations, or alternative pricing methodologies that the Company believes offer reasonable levels of price transparency. To the extent that certain financial instruments trade infrequently or are non-marketable securities and, therefore, do not have readily determinable fair values, the Company estimates the fair value of these instruments using various pricing models and the information available to the Company that it deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, the Black-Scholes Options Valuation methodology adjusted for active market and other considerations on a case-by-case basis and other factors generally pertinent to the valuation of financial instruments.

Marketable securities owned and securities sold, but not yet purchased, consist of U.S. listed and OTC equity securities and quasi-government agency securities whose value is determined based on quoted market prices.

Other investments consist of a limited partner investment in a private investment fund managed by a third party and investments in warrants on public and private common stock. Fair value of the limited partner investment in a private investment fund is determined by net asset value provided by third party general partners. The warrants on public and private common stock are generally received as a result of investment banking transactions and are valued at estimated fair value as determined by management. Warrants owned are valued at the date of issuance and marked-to-market as of each reporting period. Estimated fair value is determined using the Black-Scholes Options Valuation methodology adjusted for active market and other considerations on a case-by-case basis.

**Cash and Cash Equivalents**
The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. The Company holds cash in financial institutions in excess of FDIC insured limits. The Company periodically reviews the financial condition of the institutions assesses the credit risk.

**Restricted Cash and Deposits**
Restricted cash consists of proceeds from short sales on deposit with brokers that cannot be removed unless the securities are delivered. Deposits consist of cash on deposit with the Company's clearing broker. At December 31, 2009, the Company had $1,047,461 of restricted cash and $255,336 of cash on deposit with JMP Securities' clearing broker.

**Investment Banking Fees Receivable**
Investment banking fees receivable include receivables relating to the Company's investment banking or advisory engagements. The Company records an allowance for doubtful accounts on these receivables on a specific identification basis.

**Receivable from Clearing Broker**
The Company clears customer transactions through another broker-dealer on a fully disclosed basis. Included in receivables are commissions related to securities transactions generated in December 2009 and paid in January 2010, net of clearing costs.

**Due from/to Affiliates**
Due from affiliates includes receivables from the Parent and other affiliates for certain operating expenses paid on their behalf. Due to affiliates mainly consists of payables to the Parent for rent and depreciation expenses as well as interest on the subordinated borrowing described in Note 6. Due from / to affiliates balances are settled through intercompany accounts.

**Income Taxes**
The Company is a single member limited liability company, which is treated as a disregarded entity for federal income tax purposes. As a result, the Company is effectively treated as a division of the Parent for federal income tax purposes. In its statement of operations for the year ended December 31, 2009, the Company provided income taxes as if it were a stand-alone taxpayer. All tax liabilities or recoverables accrued by the Company are settled by way of capital contributions or distributions from/to the Parent.

The Company adopted the accounting principles related to uncertainty in income taxes on May 16, 2007, the date the Parent became subject to federal and state income taxes. Its adoption did not have a material impact on the Company's financial condition or results of operations. Under the guidance, the Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

The Company has analyzed its tax positions for all open tax years and does not anticipate any tax adjustments that will result in a material adverse effect on the Company's financial condition, results of operations, or cash flow. Therefore, the Company has not recorded any liabilities for uncertain income tax positions as of December 31, 2009.

## 3. Capital Contributions and Distributions from/to Parent

For the year ended December 31, 2009, the Company recorded net capital distribution to the Parent of $992,727 which consists of cash distributions of $4,121,382 and the settlement of the current year tax benefits of $1,807,255 discussed in Note 2 above, offset by contributions from the Parent of $4,935,910 related to stock-compensation awards granted by the Parent to the employees of the Company. See Note 13 to the financial statements for further discussion of stock-based compensation awards.

## 4. Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Codification ("ASC") 105-10, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. ASC 105-10 establishes the ASC as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. The ASC became the exclusive authoritative reference at September 30, 2009. Updates to the ASC are issued as Accounting Standard Updates ("ASU"s) by the FASB. The Company's adoption of ASC 105-10 for the year ended December 31, 2009 did not have an impact on its financial position or results of operations.

ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. In January 2010, the Financial Accounting Standards Board (the "FASB") issued ASU 2010-06 which provides amendments to ASC Subtopic 820-10 that will provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity on a gross basis which is effective for annual periods beginning after December 15, 2010 and for interim periods within those fiscal years. The Company will adopt ASU 2010-06 in the year ending December 31, 2010. The Company does not expect the adoption to have a material impact on its financial position or results of operations.

ASU 2009-17, Consolidation (Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities. In December 2009, the FASB issued ASU 2009-17 which amends the FASB Accounting Standards Codification for the issuance of SFAS No. 167, Amendments to FASB Interpretation No. 46(R). The amendments in this ASU replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. The Company will adopt ASU 2009-17 for the year ending December 31, 20100. The Company does not expect the adoption to have a material impact on its financial position or results of operations.

### 5. Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 - Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as U.S. listed and OTC equity securities, as well as quasi-government agency securities, all of which are carried at fair value.

Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, prepayment speeds, default rates, loss severity, as well as other measurements. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Included in this category is the general partner investment in hedge funds, where the underlying hedge funds are mainly invested in publicly traded stocks whose value is based on quoted market prices.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable from objective sources. A description of the valuation techniques utilized for the fair value of the financial instruments in this category is as follows:

- Limited partner investment in private equity fund: determined by net asset value provided by third party general partners;
- Warrants: determined by the Company using the Black-Scholes Options Valuation model.

The following tables provide fair value information related to the Company's financial assets and liabilities at December 31, 2009:

| | Assets at Fair Value as of December 31, 2009 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| **Financial instruments owned, at fair value** | | | | |
| Marketable securities owned | | | | |
| Equity securities | $ 1,581,587 | $ - | $ - | $ 1,581,587 |
| Other investments | | | | |
| Limited partner investment in private equity fund | $ - | $ - | $ 2,475,908 | $ 2,475,908 |

| | Liabilities at Fair Value as of December 31, 2009 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| **Financial instruments sold, but not yet purchased, at fair value** | | | | |
| Marketable securities sold, but not yet purchased | $ 1,047,461 | $ - | $ - | $ 1,047,461 |

The following tables provide a reconciliation of the beginning and ending balances for the assets at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2009:

| | Balance as of December 31, 2008 | Purchases (Sales), Net | Total Gains and (Losses) (Realized and Unrealized) | Transfers In (Out) of Level 3 | Balance as of December 31, 2009 | Unrealized Gains and (Losses) Included in Earnings Related to Assets Still Held at Reporting Date |
|---|---|---|---|---|---|---|
| Limited partner investment in private equity fund | $ 2,516,115 | $ (71,600) | $ 31,393 | $ - | $ 2,475,908 | $ 31,393 |
| Warrants | 307,341 | 73,506 | (380,847) | - | - | - |
| Total Level 3 | $ 2,823,456 | $ 1,906 | $ (349,454) | $ - | $ 2,475,908 | $ 31,393 |

Total gains and losses represent the total gains and/or losses (realized and unrealized) recorded for the Level 3 assets and are reported in Principal Transactions in the accompanying Statements of Net Loss.

Purchases/sales represent the net amount of Level 3 assets that were either purchased or sold during the period. The amounts were recorded at fair value at the date of the transaction.

Net transfers in/out of Level 3 represent existing financial assets that previously categorized at a higher level. Transfers into or out of Level 3 result from changes in the observability of fair value inputs used in determining fair values for different types of financial assets. There were no such transfers for the year ended December 31, 2009.

The amount of unrealized gains and losses included in earnings attributable to the change in unrealized gains and losses relating to Level 3 assets still held at the end of the period were reported in Principal Transactions in the accompanying Statement of Loss. The change in unrealized gains and losses are partially offset by realized gains and losses during the period.

Other investments include warrants and an investment in a fund managed by a third party.

## 6. Subordinated Borrowings

Borrowings under subordination agreements as of December 31, 2009, consisted of the following:

| | |
|---|---|
| JMP Group LLC<br>Interest at 20% matures on January 31, 2010 | $ 4,000,000 |
| JMP Group LLC<br>Interest at 20% matures on July 31, 2010 | 5,000,000 |
| JMP Group LLC<br>Interest at 20% matures on October 31, 2010 | 2,500,000 |
| JMP Group LLC<br>Interest at 20% matures on October 31, 2010 | 1,000,000 |
| | $ 12,500,000 |

Liabilities subordinated to claims of general creditors are covered by agreements approved by the NASD and qualify as equity capital in computing net capital under the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). To the extent that the subordinated liability is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

## 7. Related Party Transactions

During the year ended December 31, 2009, the Company paid certain operating expenses on behalf of the Parent and other affiliates. The Parent paid certain operating expenses on behalf of the Company. All amounts are settled through intercompany accounts.

## 8. Commitments and Contingencies

The Company is allocated rental expense based on square footage from the Parent Company.

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. Securities underwriting exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2009, the Company had no open underwriting commitments.

The securities owned are on deposit with the clearing broker and, together with the cash held by the clearing broker, may be used to maintain margin requirements. Furthermore, the securities owned may be hypothecated or borrowed by the clearing broker.

## 9. Litigation

Due to the nature of its business, the Company is subject to various threatened or filed legal actions. For example, because the Company acts as an underwriter or a financial advisor in the ordinary course of business, it may be subjected to class action claims that seek substantial damages. In addition, defending employment claims against the Company could require the expenditure of substantial resources. Such litigation is inherently uncertain and the ultimate resolution of such litigation could be determined by factors outside of the Company's control. Management, after consultation with legal counsel, believes that the currently known actions or threats will not result in any material adverse effect on the Company's financial statements.

## 10. Guarantees

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill its obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. The Company's obligation under the indemnification has no maximum amount. All unsettled trades at December 31, 2009 have settled with no resulting liability to the Company. During 2008, the Company did not have a loss due to counterparty failure, and has no obligations outstanding under the indemnification as of December 31, 2009.

The Company is engaged in various investment banking and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

## 11. Financial Instruments with Off-balance Sheet Risk, Credit Risk or Market Risk

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its clearing broker. The clearing broker is also the primary source of short-term financing for the Company, which is collateralized by cash and securities owned by the Company and held by the clearing broker. The Company's securities owned may be pledged by the clearing broker. The amount receivable from the clearing broker represents amounts receivable in connection with the trading of proprietary positions and commissions earned from customer transactions. As of December 31, 2009 the Company's cash on deposit with the clearing broker was not collateralizing any liabilities to the clearing broker.

In addition to the clearing broker, the Company is exposed to credit risk from other brokers, dealers and other financial institutions with which it transacts business. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk.

The Company's trading activities include providing securities brokerage services to institutional clients. To facilitate these customer transactions, the Company purchases proprietary securities positions ("long positions") in equity securities. The Company also enters into transactions to sell securities not yet purchased ("short positions"), which are recorded as liabilities on the statement of financial condition. The Company is exposed to market risk on these long and short securities positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation

to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the statement of financial condition. To mitigate the risk of losses, these securities positions are marked to market daily and are monitored by management to assure compliance with limits established by the Company.

**12. Subsequent Events**

The Company has performed an evaluation of subsequent events through February 25, 2010, which is the date financial statements were issued.

On December 15, 2009, the Company filed an amendment with FINRA extending the maturity date of the subordinated loan in the sum of $4,000,000 described in Note 6. The amendment was accepted and approved by FINRA on January 7, 2010 extending the agreement from January 31, 2010 to January 31, 2011.

# JMP Securities LLC

**Statement of Financial Condition**
**December 31, 2009**